October 14, 2005



VIA EDGAR


United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      BSI2000, Inc.
                  Registration Statement on Form SB-2
                  Filed on November 4, 2003
                  File No. 333-110237

Ladies and Gentlemen:

         Pursuant to Rule 477(a) under the General Rules and Regulations under the Securities Act of 1933, as amended (the "Securities Act"), please consider this correspondence as an application to the United States Securities and Exchange Commission (the "Commission") for an order permitting BSI2000, Inc. (the "Registrant") to withdraw the Registration Statement on Form SB-2 filed by the Registrant on November 4, 2003.

         The Registrant further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) of the Securities Act.

         Accordingly, the Registrant hereby respectfully requests that, in accordance with the provisions of Rule 477(a) under the Securities Act, an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as practicable.

         If you have any questions or comments regarding the foregoing application for withdrawal, please contact Clayton E. Parker, Esq., or Christopher J. DeLise, Esq., legal counsel to the Registrant, at 305-539-3300. Please provide a copy of the Order consenting to this withdrawal to Messrs. Parker and DeLise by facsimile at 305-358-7095. Thank you for your assistance.

                                       Sincerely,


                                       /s/ Jack Harper
                                       -----------------------
                                       Jack Harper
                                       President, Chief Executive Officer,
                                       Chairman, and Principal Executive Officer